UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                          THE LESLIE FAY COMPANY, INC.
                                (Name of Issuer)

                          Common Stock, par value $.01
                         (Title of Class of Securities)

                                    527016109
                                 (CUSIP Number)

                             ----------------------

                              Robert M. Hirsh, Esq.
                    Paul, Weiss, Rifkind, Wharton & Garrison
                           1285 Avenue of the Americas
                             New York, NY 10019-6064
                            Tel. No.: (212) 373-3000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                             -----------------------

                                 August 25, 1999
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 17 Pages

                                  SCHEDULE 13D

CUSIP No.  527016109


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Three Cities Fund II, L.P.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A) [ ]
                                                                        (B) [X]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          OO - Partner Contributions

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                                7         SOLE VOTING POWER

           NUMBER OF                      -0-
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        1,457,679
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          -0-

                                10        SHARED DISPOSITIVE POWER

                                          1,215,081

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,512,564

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          66.6%

14        TYPE OF REPORTING PERSON

          PN

                               Page 2 of 17 Pages

                                  SCHEDULE 13D

CUSIP No.  527016109


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          TCR Associates, L.P.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A) [ ]
                                                                        (B) [X]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          Not Applicable

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                                7         SOLE VOTING POWER

           NUMBER OF                      -0-
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        1,457,679
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          -0-

                                10        SHARED DISPOSITIVE POWER

                                          1,215,081

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,512,564

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          66.6%

14        TYPE OF REPORTING PERSON

          PN

                               Page 3 of 17 Pages

                                  SCHEDULE 13D

CUSIP No.  527016109


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Three Cities Research, Inc.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A) [ ]
                                                                        (B) [X]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          Not Applicable

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                                7         SOLE VOTING POWER

           NUMBER OF                      -0-
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        3,512,664
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          -0-

                                10        SHARED DISPOSITIVE POWER

                                          3,269,966

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,512,564

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          66.6%

14        TYPE OF REPORTING PERSON

          CO

                               Page 4 of 17 Pages

                                  SCHEDULE 13D

CUSIP No.  527016109


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Three Cities Offshore II C.V.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A) [ ]
                                                                        (B) [X]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          OO - Partner Contributions

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Netherlands Antilles

                                7         SOLE VOTING POWER

           NUMBER OF                      -0-
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        2,297,483
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          -0-

                                10        SHARED DISPOSITIVE POWER

                                          2,054,885

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,512,564

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          66.6%

14        TYPE OF REPORTING PERSON

          PN

                               Page 5 of 17 Pages

                                  SCHEDULE 13D

CUSIP No.  527016109


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          TCR Offshore Associates, L.P.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A) [ ]
                                                                        (B) [X]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          Not Applicable

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                                7         SOLE VOTING POWER

           NUMBER OF                      -0-
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        2,297,483
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          -0-

                                10        SHARED DISPOSITIVE POWER

                                          2,054,885

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,512,564

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          66.6%

14        TYPE OF REPORTING PERSON

          PN

                               Page 6 of 17 Pages

                                  SCHEDULE 13D

CUSIP No.  527016109


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Three Cities Associates, N.V.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A) [ ]
                                                                        (B) [X]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          Not Applicable

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Netherlands Antilles

                                7         SOLE VOTING POWER

           NUMBER OF                      -0-
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        2,297,483
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          -0-

                                10        SHARED DISPOSITIVE POWER

                                          2,054,885

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,512,564

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          66.6%

14        TYPE OF REPORTING PERSON

          CO

                               Page 7 of 17 Pages

                                  SCHEDULE 13D

CUSIP No.  527016109


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          J. William Uhrig

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A) [ ]
                                                                        (B) [X]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          Not Applicable

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.

                                7         SOLE VOTING POWER

           NUMBER OF                      -0-
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        2,297,483
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          -0-

                                10        SHARED DISPOSITIVE POWER

                                          2,054,885

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,512,564

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          66.6%

14        TYPE OF REPORTING PERSON

          IN

                               Page 8 of 17 Pages

                         AMENDMENT NO. 2 TO SCHEDULE 13D


         This Amendment No. 2 ("Amendment") supplements the Schedule 13D, filed on May 24, 1999, as amended by Amendment No. 1, filed on August 5, 1999 (as so amended, the "Schedule 13D"), in the following respects only (capitalized terms used herein shall have the meanings ascribed to such terms in the Schedule 13D):

Item 2.  Identity and Background.

         Item 2 is amended and restated in its entirety as follows:

         (a) - (c) The persons (the "Reporting Persons") filing this statement are Three Cities Fund II, L.P., a Delaware limited partnership ("Fund II"), TCR Associates, L.P., a Delaware limited partnership ("TCR Associates"), Three Cities Research, Inc., a Delaware corporation ("Research"), Three Cities Offshore II C.V., a Netherlands Antilles limited partnership ("Offshore II"), TCR Offshore Associates, L.P., a Delaware limited partnership ("TCR Offshore"), Three Cities Associates, N.V., a Netherlands Antilles corporation ("TCA, N.V."), and J. William Uhrig ("Uhrig"). Fund II and Offshore II are collectively referred to herein as the "Three Cities Funds."

         FUND II

         Fund II is a Delaware limited partnership, formed to invest in securities to be selected by its investment committee. The principal business address of Fund II, which also serves as its principal office, is c/o Three Cities Research, Inc., 650 Madison Avenue, New York, New York 10022. The information about TCR Associates, the sole general partner of Fund II, required by Instruction C to Schedule 13D is set forth below.

         TCR ASSOCIATES

         TCR Associates is a Delaware limited partnership, the principal business of which is serving as the sole general partner of Fund II. The principal business address of TCR Associates, which also serves as its principal office, is c/o Three Cities Research, Inc., 650 Madison Avenue, New York, New York 10022. The information about Research, the sole general partner of TCR Associates, required by Instruction C to Schedule 13D is set forth below.

         RESEARCH

         Research is a Delaware corporation which serves as the sole general partner of TCR Associates. Research is also the advisor to the Three Cities Funds and, pursuant to a management agreement with the general partner of each of the Three Cities Funds, Research has voting and dispositive power over the shares of

                               Page 9 of 17 Pages

Common Stock reported as beneficially owned by the Three Cities Funds on this
Schedule 13D. The principal business address of Research is 650 Madison Avenue, New York, NY 10022. The name, residence or business address, and present principal occupation or employment of each executive officer and director of Research is as follows:

                                          Residence or                         Principal Occupation
         Name                           Business Address                           or Employment
         ----                           ----------------                           -------------
Willem F. P. de Vogel         c/o Three Cities Research, Inc.      President and a Managing Director of
                              650 Madison Avenue                   Three Cities Research, Inc.
                              New York, NY 10022
Thomas G. Weld                c/o Three Cities Research, Inc.      Treasurer and a Managing Director of
                              650 Madison Avenue                   Three Cities Research, Inc.
                              New York, NY 10022

         OFFSHORE II

         Offshore II is a Netherlands Antilles partnership, formed to invest in securities to be selected by its investment committee. The principal business address of Offshore II, which also serves as its principal office, is Caracasbaaiweg 201, P.O. Box 6085, Curacao, Netherlands Antilles. The information about TCR Offshore, the sole general partner of Offshore II, required by Instruction C to Schedule 13D is set forth below.

         TCR OFFSHORE

         TCR Offshore is a Delaware limited partnership, the principal business of which is serving as the general partner of Offshore II. The principal business address of TCR Offshore, which also serves as its principal office, is Caracasbaaiweg 201, P.O. Box 6085, Curacao, Netherlands Antilles. The information about TCA, N.V., the sole general partner of TCR Offshore, required by Instruction C to Schedule 13D is set forth below.

         TCA, N.V.

         TCA, N.V. is a Netherlands Antilles corporation, the principal business of which is serving as the general partner of TCR Offshore. The principal business address of TCA, N.V., which also serves as its principal office, is Caracasbaaiweg 201, P.O. Box 6085, Caracas, Netherlands Antilles. The name, residence or business address, and present principal occupation or employment of each executive officer and director of TCA, N.V. is as follows:

                               Page 10 of 17 Pages

                                          Residence or                         Principal Occupation
         Name                           Business Address                           or Employment
         ----                           ----------------                           -------------
J. William Uhrig              c/o Three Cities Research, Inc.      a Managing Director of Three Cities
                              650 Madison Avenue                   Research, Inc.
                              New York, NY 10022
H. Whitney Wagner             c/o Three Cities Research, Inc.      a Managing Director of Three Cities
                              650 Madison Avenue                   Research, Inc.
                              New York, NY 10022

         The information about J. William Uhrig, the sole stockholder, President and director of TCA, N.V., required by Instruction C to Schedule 13D is set forth below.

         UHRIG

         J. William Uhrig is an individual who is the sole stockholder, President and the sole director of TCA, N.V. The name, residence or business address, and present principal occupation or employment of Mr. Uhrig is as follows:


                                          Residence or                         Principal Occupation
            Name                        Business Address                           or Employment
            ----                        ----------------                           -------------
J. William Uhrig              c/o Three Cities Research, Inc.      a Managing Director of Three Cities
                              650 Madison Avenue                   Research, Inc.
                              New York, NY 10022

         (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Each individual named in this Item 2 is a citizen of the United States of America, except that Willem F. P. de Vogel is a citizen of the Kingdom of the Netherlands.

                               Page 11 of 17 Pages

Item 3.  Source and Amount of Funds or Other Consideration

         Item 3 is amended by the addition of the following paragraph:

         The aggregate purchase prices of the shares of Common Stock acquired by the Three Cities Funds pursuant to the Merger Agreement as described in Item 4 of the Schedule 13D and Item 5(c) of this Amendment were as follows:

   Name of Reporting Person                          Aggregate Purchase Price
------------------------------                    ------------------------------
Fund II                                                     $2,892,407
Offshore II                                                 $4,891,355

         Fund II and Offshore II used contributions from their respective partners to fund the acquisition of the shares of Common Stock reported herein as beneficially owned by them.

Item 5.  Interest in Securities of the Issuer.

         Item 5 is amended and restated in its entirety as follows:

         (a) Fund II

         Fund II may, pursuant to Rules 13d-3 and 13d-5 under the Exchange Act, be deemed to be the beneficial owner of 3,512,564 shares of Common Stock, which constitute approximately 66.6% of the outstanding 1/ shares of Common Stock. The 3,512,564 shares of Common Stock consist of 1,215,081 shares directly

----------------------
1/ Percentages and number of outstanding shares of Common Stock are based upon the 6,041,138 shares of Common Stock reported outstanding as of July 23, 1999 in the Company's proxy statement dated July 30, 1999 and the 232,598 shares of Common Stock that are issuable upon exercise of the 232,598 options presently exercisable by John J. Pomerantz, which may be deemed to be beneficially owned by the Reporting Persons as a result of the agreement described in Item 6, less 1,000,000 shares of Common Stock cancelled pursuant to the Merger Agreement.

                               Page 12 of 17 Pages
owned by Fund II, 2,054,885 shares directly owned by Offshore II and 242,598 2/ shares beneficially owned by John J. Pomerantz ("Pomerantz"), Chairman of the Board and Chief Executive Officer of the Company, with respect to which the Three Cities Funds share voting power with respect to voting shares for board nominees, as described in Item 6. Of the 242,598 shares of Common Stock beneficially owned by Pomerantz, 10,000 shares are directly owned and 232,598 shares are issuable upon exercise of presently exercisable stock options.

         TCR Associates

         In its capacity as the sole general partner of Fund II, TCR Associates may, pursuant to Rules 13d-3 and 13d-5 under the Exchange Act, be deemed to be the beneficial owner of 3,512,564 shares of Common Stock, which constitute approximately 66.6% of the outstanding shares of Common Stock.

         Research

         As the investment advisor to Fund II and Offshore II, with the power to direct voting by both Fund II and Offshore II and to direct the disposition of assets by both Fund II and Offshore II, Research may, pursuant to Rule 13d-3 under the Exchange Act, be deemed to be the beneficial owner of 3,512,564 shares of Common Stock, which constitute approximately 66.6% of the outstanding shares of Common Stock.

         Offshore II

         Offshore II may, pursuant to Rules 13d-3 and 13d-5 under the Exchange Act, be deemed to be the beneficial owner of 3,512,564 shares of Common Stock, which constitute approximately 66.6% of the outstanding shares of Common Stock. The 3,512,564 shares of Common Stock consist of 2,054,885 shares directly owned by Offshore II, 1,215,081 shares directly owned by Fund II and 242,598 shares beneficially owned by Pomerantz, with respect to which the Three Cities Funds share voting power with respect to voting shares for board nominees, as described in Item 6. Of the 242,598 shares of Common Stock beneficially owned by Pomerantz, 10,000 shares are directly owned and 232,598 shares are issuable upon exercise of presently exercisable stock options.

         TCR Offshore

         In its capacity as the sole general partner of Offshore II, TCR Offshore may, pursuant to Rules 13d-3 and 13d-5 under the Exchange Act, be

----------------------
2/ Reflects beneficial ownership as of July 23, 1999 as reported in the Company's proxy statement dated July 30, 1999.

                               Page 13 of 17 Pages
deemed to be the beneficial owner of 3,512,564 shares of Common Stock, which constitute approximately 66.6% of the outstanding shares of Common Stock.

         TCA, N.V.

         In its capacity as the sole general partner of TCR Offshore, TCA N.V. may, pursuant to Rules 13d-3 and 13d-5 under the Exchange Act, be deemed to be the beneficial owner of 3,512,564 shares of Common Stock, which constitute approximately 66.6% of the outstanding shares of Common Stock.

         Uhrig

         As the sole stockholder and the only director of TCA, N.V., which is the sole general partner of TCR Offshore, which in turn is the sole general partner of Offshore II, Uhrig may, pursuant to Rules 13d-3 and 13d-5 under the Exchange Act, be deemed to be the beneficial owner of 3,512,564 shares of Common Stock, which constitute approximately 66.6% of the outstanding shares of Common Stock.

         (b) Fund II and TCR Associates may be deemed to share the power to vote or direct the vote of 1,457,679 shares of Common Stock, and may be deemed to share the power to dispose of or direct the disposition of 1,215,081 shares of Common Stock.

         Offshore II, TCR Offshore, TCA, N.V. and Uhrig may be deemed to share the power to vote or direct the vote of 2,297,483 shares of Common Stock, and may be deemed to share the power to dispose of or direct the disposition of 2,054,885 shares of Common Stock.

         Research may be deemed to share the power to vote or direct the vote of 3,512,564 shares of Common Stock, and may be deemed to share the power to dispose of or direct the disposition of 3,269,966 shares of Common Stock.

         POMERANTZ

         John J. Pomerantz is an individual who, to the best of the Reporting Persons' knowledge and based solely on information contained in a Schedule 13D filed by Mr. Pomerantz on August 24, 1999, is a citizen of the United States. The name, residence or business address, and present principal occupation or employment of Mr. Pomerantz is as follows:

                               Page 14 of 17 Pages

                                   Residence or                           Principal Occupation
      Name                       Business Address                             or Employment
      ----                       ----------------                             -------------
John J. Pomerantz          c/o The Leslie Fay Company, Inc.        Chairman and Chief Executive Officer of
                           1412 Broadway                           The Leslie Fay Company, Inc.
                           New York, NY 10018

         To the best of the Reporting Persons' knowledge and based solely on information contained in a Schedule 13D filed by Mr. Pomerantz on August 24, 1999, Mr. Pomerantz has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         To the best of the Reporting Persons' knowledge and based solely on information contained in a Schedule 13D filed by Mr. Pomerantz on August 24, 1999, Mr. Pomerantz has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to, and is not currently subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (c) The only transactions in shares of Common Stock effected by the Reporting Persons since the filing of the Schedule 13D were the acquisition on August 25, 1999 by the Three Cities Funds of an aggregate of 1,111,966 shares of Common Stock at $7.00 per share, pursuant to the Merger Agreement as described in Item 4.

         (d) To the best of the Reporting Persons' knowledge, except as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock that the Reporting Persons may be deemed to own beneficially.

         (e) Not applicable.

                               Page 15 of 17 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 30, 1999

                              THREE CITIES FUND II, L.P.

                              By:  TCR Associates, L.P.,
                                   its General Partner

                                   By:  Three Cities Research, Inc.,
                                        its General Partner

                                        By: /s/ Willem F. P. de Vogel
                                            -------------------------
                                            Willem F. P. de Vogel
                                            President

                              TCR ASSOCIATES, L.P.

                              By:  Three Cities Research, Inc.,
                                   its General Partner

                                   By: /s/ Willem F. P. de Vogel
                                       -------------------------
                                       Willem F. P. de Vogel
                                       President

                              THREE CITIES RESEARCH, INC.

                              By: /s/ Willem F. P. de Vogel
                                  -------------------------
                                  Willem F. P. de Vogel
                                  President

                               Page 16 of 17 Pages

                              THREE CITIES OFFSHORE II C.V.

                              By: TCR Offshore Associates, L.P.,
                                  its General Partner

                                  By: Three Cities Associates, N.V.,
                                      its General Partner

                                      By: /s/ J. William Uhrig
                                          --------------------
                                          J. William Uhrig
                                          President

                              TCR OFFSHORE ASSOCIATES, L.P.

                              By: Three Cities Associates, N.V.,
                                  its General Partner

                                  By: /s/ J. William Uhrig
                                      --------------------
                                      J. William Uhrig
                                      President

                              THREE CITIES ASSOCIATES, N.V.

                              By: /s/ J. William Uhrig
                                  --------------------
                                  J. William Uhrig
                                  President

                              /s/ J. William Uhrig
                              --------------------
                              J. William Uhrig

                               Page 17 of 17 Pages